SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Vince Holding Corp.

(Name of Subject Company (Issuer))

Vince Holding Corp.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92719W108

(CUSIP Number of Class of Securities)

Nicholas Rubino, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Vince Holding Corp.

500 Fifth Avenue, 20th Floor

New York, NY 10110

(212) 515 2600

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

with a copy to:

Gerald T. Nowak, Esq.

Bradley Reed, Esq.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

(312) 862 2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

Vince Holding Corp. (the “Company”) filed a Definitive Information Statement on September 3, 2015 (the “Information Statement”) with the Securities and Exchange Commission (“SEC”), relating to an action taken by written consent of the Company’s stockholders on September 1, 2015 (the “Written Consent”), approving a one-time stock option exchange program (the “Option Exchange”) to permit the Company to cancel certain stock options held by our employees, including certain executive officers, in exchange, on a one-for-one basis, for new (or replacement) options. The Information Statement does not constitute an offer to holders of our outstanding stock options to exchange options. In no event will the exchange in the proposed Option Exchange be completed, if at all, prior to: (i) the date that is twenty business days after the commencement of the Option Exchange; and (ii) the date that is twenty calendar days from the mailing of the Information Statement, which mailing is expected to begin on or about September 3, 2015.

The proposed Option Exchange has not yet commenced and there can be no assurance that it will commence. At the time the Option Exchange begins, if at all, the Company will provide option holders who are eligible to participate in the Option Exchange with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the Option Exchange should read these written materials carefully when they become available because they will contain important information about the proposed Option Exchange. The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO upon commencement of the Option Exchange. The Company’s stockholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge at www.sec.gov or on the Company’s website at investors.vince.com.

Item 12.	Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Vince Holding Corp. Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 3, 2015 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2015	VINCE HOLDING CORP.

	By:	/s/ Mark E. Brody
	Name:	Mark E. Brody
	Title:	Interim Chief Executive Officer